

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2013

Via E-mail
Thomas McNaughton
Chief Financial Officer
Harvard Apparatus Regenerative Technology, Inc.
84 October Hill Road
Holliston, MA 01746

> **Re:** **Harvard Apparatus Regenerative Technology, Inc.**
> **Registration Statement on Form 10**
> **Filed July 31, 2013**
> **File No. 001-35853**

Dear Mr. McNaughton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 2

1.   We note your statement on page 2 of the information statement filed as Exhibit 99.1 that you expect to receive FDA approval by 2017 based on advice from consultants with experience related to the BLA pathway. Please revise to state here that your products may be viewed by the FDA as a combination product and that you cannot be sure how the FDA will regulate your products, as disclosed on page 17. Also revise to clarify whether your 2017 estimate assumes the FDA will view your product as a biologic rather than a combination product, or in the event your product is viewed as a combination product, whether the estimate assumes a particular center in the FDA will take the lead in reviewing your product.

2.   On a related note, we note your reference on pages 2 and 61 of the information statement to certain "assumptions [that] are further discussed under the section called risk factors," such as your eligibility for the orphan drug pathway, "fast track" review and

"breakthrough" status. It does not appear that these risks and assumptions are discussed in your risk factor disclosure relating to regulatory clearances and approvals. Please revise your risk factor disclosure to highlight these assumptions and risks.

3.   Please revise the summary portion of your information statement to note the substance of the first two sentences of the second paragraph of the section entitled "Future Funding Requirements" on page 58.

Item 1A. Risk Factors, page 2

4.   We note your statement in the first paragraph on page 17 of the information statement that "the risks and uncertainties [your] company faces are not limited to those set forth in the risk factors described below." Please revise to disclose all risks that you believe are material at this time.

Item 15. Financial Statements and Exhibits, page 3

5.   Please update the financial statements to comply with Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar at (202) 551-3662 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Chad Porter, Esq. – Burns & Levinson LLP